UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

TAM S.A.
(Name of Subject Company)

TAM S.A.
(Name of Person Filing Statement)

Preferred Shares, without par value

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one Preferred Share

 American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one Common Share

(Title of Class of Securities)

87484D103 (American Depositary Shares) each representing one Preferred Share

87484D202 (American Depositary Shares) each representing one Common Share
(CUSIP Number of Class of Securities)

Marco Antonio Bologna

Chief Executive Officer

Av. Jurandir, 856, Lote 4, 1° andar
04072‑000, São Paulo, SP

Federative Republic of Brazil

Telephone:  (55) 11-5582-9715

Copies to:

Flávia Turci Turci Advogados Rua Fidêncio Ramos, 100, 7° andar Vila Olímpia 04551-010 São Paulo – SP Federative Republic of Brazil Telephone: (55) 11-2177-2177	Sarah Jones Anand Saha Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Telephone: (212) 878-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on May 10, 2012 (the "Statement") by TAM S.A., a sociedade anônima de capital aberto organized under the laws of Brazil ("TAM"), relating to the exchange offer (the "exchange offer") made by Holdco II S.A. ("Holdco II"), a Chilean company formed in June 2011 and indirectly owned by the controlling shareholders of TAM and LAN Airlines S.A., a Chilean company ("LAN"), in the United States pursuant to an offer to exchange/prospectus (the "offer to exchange/prospectus") and in Brazil and elsewhere outside of the United States pursuant to other offering documents published in Brazil and made available to all holders of TAM’s common shares, without par value ("TAM common shares"), TAM’s preferred shares, without par value ("TAM preferred shares" and, collectively with TAM preferred shares, "TAM shares"), and American Depositary Shares, each representing one TAM common share or one TAM preferred share ("TAM ADSs"), to acquire all of the issued and outstanding (i) TAM common shares, (ii) TAM preferred shares, and (iii) TAM ADSs, in each case other than any TAM shares owned by the controlling shareholders of TAM, in exchange for the same number of common shares of Holdco II, upon the terms and subject to the conditions set forth in the offer to exchange/purchase dated May 10, 2012 and the related letters of transmittal which form a part of the Registration Statement on Form F-4 (Reg. No. 333-177984), as amended, filed with the SEC by LAN and Holdco II.

All information in the Statement is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Statement is hereby amended and supplemented to include the following:

On May 14, 2012, Mr. Marco Antonio Bologna, Chief Executive Officer of TAM, exercised stock options pursuant to TAM's stock option plan by purchasing 230,000 TAM preferred shares at an exercise price of R$23.26 per share.

SIGNATURE

After due inquiry and to the best of my  knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAM S.A.

By:     /s/ Marco Antonio Bologna
Name:  Marco Antonio Bologna
Title:    Chief Executive Officer

Date:  May 18, 2012